UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42566

WF HOLDING LIMITED

(Translation of registrant’s name into English)

Lot 3893, Jalan 4D

Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia

60-378471828

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Information contained in this Current Report on Form 6-K

Termination of Additional Allocation

As previously disclosed, on October 14, 2026, WF Holding Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors in connection with a registered direct offering for the offer and sale of 12,000,000 units (each, a “Unit”), with each Unit consisting of (i) one ordinary share of the Company with a par value of $0.00025 per share (each, an “Ordinary Share”) or in lieu thereof, one pre-funded warrant (each, a “Pre-Funded Warrant”) to purchase one Ordinary Share at an exercise price of $0.001 per share, and (ii) one warrant (each, a “Warrant” and, collectively with the Ordinary Shares, the Pre-Funded Warrants and the Ordinary Shares issuable upon exercise of the Pre-Funded Warrants and the Warrants, the “Securities”), at a purchase price of $1.50 per Unit (or $1.499 per Unit including a Pre-Funded Warrant) in a registered direct offering (such offering, the “Offering”). Pursuant to the Purchase Agreement, each investor has the right (the “Additional Allocation”) to purchase, at the same purchase price and on the same terms, up to 100% of the number of Ordinary Shares and/or Pre-Funded Warrants, together with the accompanying Warrants, purchased by such investor at the initial closing of the Offering, at any time on or before the date that is thirty (30) calendar days following the initial closing date, by delivery of one or more written notices, each covering an aggregate purchase price of not less than $300,000.

On October 21, 2026, the Company entered into a termination letter agreement with the purchasers of the Purchase Agreement, to terminate the Additional Allocation set forth in Section 2.4 of the Purchase Agreement (the “Termination”). As a result of the Termination, the purchasers no longer have any right, claim or entitlement to the Additional Allocation. All other provisions of the Purchase Agreement and the other transaction documents related to the Offering remain unchanged and in full force and effect. The Termination does not affect the Securities issued in the Offering.

The foregoing description of the termination letter agreement does not purport to be complete and is qualified in its entirety by copy of such document filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

The Company issued a press release announcing the Termination on October 21, 2026. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Termination Letter Agreement
99.1	Press Release dated October 21, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 21, 2026

WF Holding Limited

By:	/s/ Leah Siang Ling
Name:	Leah Siang Ling
Title:	Co-Chief Executive Officer

By:	/s/ Chee Hoong Lew
Name:	Chee Hoong Lew
Title:	Co-Chief Executive Officer

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